UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of May 2021

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated May 18, 2021 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: May 18, 2021

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

News Release - 1	May 18, 2021

CONTENTS OF TML LETTER TO STOCK EXCHANGES - INTIMATING OUTCOME OF BOARD MEETING

i. With further reference to our letter bearing SC no.16349 dated April 26, 2021, in accordance with Regulation 30 of the SEBI (Listing Obligations and Disclosures Requirements) Regulations, 2015 [“SEBI Listing Regulations”] read with Schedule III of the SEBI Listing Regulations, we hereby inform you that the Board at their Meeting held today, inter alia, approved the Audited Standalone Financial Results (both standalone and consolidated) for the quarter and financial year ended March 31, 2021, pursuant to Regulation 33 of the SEBI Listing Regulations.

A copy of the press release, results and the Statutory Auditors Reports on the said results of the Company are attached herewith as Annexure A. The financial results and the press release are also available on the Company’s website at www.tatamotors.com/investor/results-press-releases/.

ii. With further reference to our letter bearing SC no. 16362 dated May 14, 2021, kindly note that the Board has deferred its decision on fund raising to a subsequent Board Meeting, which will be intimated to the Stock Exchanges in due course.

The Meeting commenced at 1.00 p.m. and concluded at 4:25 p.m.

News Release - 2	May 18, 2021

CONTENTS OF THE PRESS RELEASE

Tata Motors Group Results-Q4 FY21	May 18, 2021

Tata Motors Consolidated Q4 FY21 Results: Strong all-round performance

Revenue growth +41.8%, EBITDA at ₹ 12.7KCr, PBT(bei) ₹ 5.7 KCr, FCF(Auto) ₹ 10.2KCr

•	FY21: Revenue ₹ 249.8KCr; EBIT at 2.6% (+260 bps); FCF (Auto) at ₹ 5.3KCr; Net Auto debt reduces by ₹ 7.3KCr

•	Q4: JLR EBITDA at 15.3% (+910 bps), TML(S) EBITDA at 7.8% (+1370bps)

•	Q4: CV revenue up 90% ; EBITDA at 9.1% (+950 bps); PV revenue up 144% ; EBITDA at 4.9% (+2280 bps)

Mumbai, May 18, 2021: Tata Motors Ltd announced its results for quarter and year ending March 31, 2021.

		Conso (₹ Cr Ind AS)			JLR (£m, IFRS)			TML (S) (₹Cr, Ind AS)
		FY’21	Vs. PY		FY’21	Vs. PY		FY’21	Vs. PY
Q4 FY21	Net Revenue	88,628	41.8%		6,538	20.5%		20,046	106.0%
	EBITDA (%)	14.4	870	bps	15.3	910	bps	7.8	1370	bps
	EBIT (%)	7.3	1120	bps	7.5	1070	bps	3.0	1900	bps
	PBT (bei)	5,703	—		534	—		145	—

FY21	Net Revenue	249,795	(4.3)%		19,731	(14.2)%		47,031	7.1%
	EBITDA (%)	12.2	370	bps	12.8	390	bps	4.3	380	bps
	EBIT (%)	2.6	260	bps	2.6	250	bps	(3.5)	370	bps
	PBT (bei)	3,287	—		662	—		(3,705)	—

JAGUAR LAND ROVER (JLR)	TATA MOTORS (STANDALONE, INCL JO)

• Retails for Q4 up 12% to 123.5K units; FY21 retails down 13.6% to 439.6K units. • Investments: £2.3B in products and technologies in FY 21. • Positive Free Cash Flows of £729m in Q4, FY21 at £185m

•   Retails (Domestic): Q4 retails up 52% to 171.8K units, FY21 retails down 14% to 437.3K units.

•   Investments: ₹2.6KCr in products and technologies in FY21

•   Positive Free Cash Flows of ₹ 2.9 KCr in Q4, FY21 at ₹ 2.7 KCr

JLR: The quarter reflected a strong YoY recovery of retails in China and N America. The business achieved 7.5% EBIT margin and strong positive free cash flows of £0.7 billion reflecting the recovery in sales, favourable mix and Charge+ delivery. Charge+ delivered £0.3 billion of savings in the quarter and £6 billion since the start of the programme to date. JLR has embarked on Reimagine strategy to make the company a world leader in electrified luxury vehicles, sustainability, and new automotive technologies to deliver a strong market performance, which shall create long-term shareholder value.

TML: India operations continued its strong sequential recovery in the quarter with CV revenues recovering to pre-pandemic levels and PV revenues reaching multi-year highs on the back of the “NEW FOREVER” portfolio. The business achieved 3.0% EBIT margin and delivered strong free cash flows of ₹ 2.9KCr in the quarter. PV absolute EBITDA is the highest in last 10 years. Cash savings of ₹ 9.3KCr was delivered against a target of ₹ 6KCr.

Outlook: While demand remains strong, the supply situation over the next few months is likely to be adversely impacted by disruptions from COVID-19 lockdowns in India and semi-conductor shortages worldwide. We expect Q1 FY22 to be relatively weak due to this as well as rising commodity inflation and expect to improve gradually from the second quarter. The business has demonstrated strong resilience in the face of adversity and its fundamentals are strong. We will remain agile to address these challenges and drive consistent, competitive and cash accretive growth over the medium to long term.

Tata Motors Group Results-Q4 FY21	May 18, 2021

JAGUAR LAND ROVER (JLR)

HIGHLIGHTS

•	Pre-tax profits of £534 million in Q4 and £662 million for the full year before exceptional charges

•	Reimagine strategy announced; to deliver double-digit EBIT margins by FY26 entails £1.5 billion exceptional charges in Q4 FY21.

•	EBIT margin grows to 7.5% in Q4 and 2.6% for the full year

•	Improving profitability reflects recovering volumes, favourable mix, cost performance and FX

•	Q4 Revenue up 20.5% to £6.5 billion (FY: £19.7 billion) led by China and the new Defender

•	Charge+ savings delivered: Q4 cash £332 million. Full year £2.5 billion and lifetime total £6.0 billion

•	Positive free cash flow of £729 million generated in Q4; £185 million in FY

•	Strong liquidity of £6.7 billion at year end; £4.8 billion of cash and £1.9 billion undrawn facilities

FINANCIALS

The business continued to recover following the onset of the Covid-19 pandemic. Retail sales in the fourth quarter were 123,483 vehicles, up 12.4% year-on-year. This was supported by a strong recovery in China, where sales grew 127% over Q4 last year, when the impact of Covid-19 peaked in that market. Full year retails of 439,588 vehicles were still down 13.6%, although sales in China increased 23.4% year-on-year. The award-winning new Land Rover Defender contributed significantly to retail sales, with 16,963 units sold in Q4 and 45,244 units for the full year.

Pre-tax profit before exceptional charges increased significantly to £534 million in Q4 and £662 million for the full year, reversing losses in the same periods a year ago. The EBIT margin improved to 7.5% in Q4 and 2.6% for the full year, up 10.7 and 2.5 points respectively year-on-year. The improving performance mainly reflects recovering volumes, favourable mix, cost performance (including lower marketing spend) and foreign exchange.

In February 2021 the company announced its new global strategy to Reimagine the future of modern luxury by design and deliver double-digit EBIT margins by Fiscal 2025/26. As previously communicated, this will entail £1.5 billion of exceptional charges in the fourth quarter, including £952 million of non-cash write downs of prior investments and £534 million of restructuring charges expected to be paid in FY22. After these exceptional charges, the company reported a pre-tax loss of £952 million for the quarter and pre-tax loss of £861 million for the full year. During the year Jaguar Land Rover successfully launched its exciting new range of 21 Model Year vehicles, incorporating the very latest technologies. Twelve of the company’s models now have an electrified option contributing 62% of sales, including 8 PHEVs, 11 MHEVs and all-electric Jaguar I-PACE.

LOOKING AHEAD

The increasing Covid vaccination rates are encouraging for the ultimate recovery of the global economy and automotive industry from the effects of the pandemic. However, cases are still high in many markets while supply chain issues, in particular for semi-conductors, have become more difficult to mitigate and are now impacting production plans for Q1. The company is working closely with affected suppliers to resolve the issues and minimise the effect on customers. For FY22, Jaguar Land Rover expects sales to continue to recover. The company is still targeting an EBIT margin of at least 4.0% and break-even free cash flow after c.£2.5 billion of investment and c.£0.5 billion of restructuring costs that has already been accrued.

Thierry Bolloré, Jaguar Land Rover Chief Executive Officer concluded:

“In my first set of full-year results as CEO of Jaguar Land Rover, I have been encouraged by the company’s resilience and strong recovery during a uniquely challenging year. Despite the pandemic, this year has also seen significant positive change culminating in February with the launch of our Reimagine strategy focused on reimagining our iconic British brands for a future of modern luxury by design. Our strategy is ambitious, and it will make us more agile, efficient and sustainable. Although it is still early days, we have made significant progress in implementing it. This has reaffirmed my confidence that we have the right strategy, the right people and the right product-plans to deliver against our targets. Jaguar Land Rover is well placed to emerge from the pandemic as a stronger and more resilient company that is able to navigate and capitalise on the opportunities ahead.”

Tata Motors Group Results-Q4 FY21	May 18, 2021

TATA MOTORS (STANDALONE INCL. JOINT OPERATIONS)

HIGHLIGHTS

•	Sequential recovery continues in Q4. Revenue up 106%, EBIT at 3.0% (+1900bps), Free Cash Flow at ₹ 2.9KCr

•	Full year revenue up 7.1%, EBIT at (3.5)% +370 bps, Free Cash Flow of ₹ 2.7KCr

•	Cash and cost savings of ₹ 9.3KCr delivered during the year exceeding the ₹ 6KCr target

•	CV retails Q4: 92.2K up 7.2% ; FY21: 208.4K down 42.2%; Market share steady at 42.4%

•	CV EBITDA at 9.1% (FY21 at 5.3%); significant improvement in margins and better mix

•	PV retails Q4: 79.6K up 191.6%; FY21: 228.9K up 53.8%. PV Market Share: Improves to 8.2% (vs 4.8% in FY20)

•	EV: Continued momentum in the business. EV volume up by 218%, Nexon EV crosses 4000 milestone since launch

•	PV EBITDA at 4.9% (FY21 at 2.2%), absolute EBITDA highest in the last 10 years

•	Strong liquidity position as on 31st March 2021 amounting to ₹ 7.9KCr including RCF of ₹ 1KCr

FINANCIALS

In Q4FY21 wholesales (including exports) increased 90.2% to 195,859 units. M&HCV grew +81.9%, ILCV +104.1%, SCV & Pick Ups +75.9% and CV Passenger -57.6%. PV volumes were up 162.1%. For the full year, Wholesales (including exports) increased 2.0% to 484,591 units. Revenue for the quarter increased 106.0% to ₹ 20.0KCr and pre-tax profit before exceptional was ₹ 145Cr (vs loss of ₹ 2.2kCr in Q4FY20). PBT improvement was mainly due to better volumes, improved product mix, lower VME and cost savings offset partially by commodity inflation. EBIT margin was 3% in the quarter (+1900bps). Free cash flow for the quarter was ₹ 2.9KCr. The exceptional item in the quarter includes impairment reversal of ₹ 1.2KCr and onerous contract provision reversal of ₹ 0.7KCr in the PV business. Revenue for the year increased 7.1% to ₹ 47.0KCr and pre-tax loss before exceptional item was ₹ 3.7KCr (loss of ₹ 4.6KCr in FY20) while EBIT margin was (3.5)% improving 370 bps. Free cash flow for the year was ₹ 2.7KCr, with cash savings of ₹ 9.3KCr delivered in FY21 vs target of ₹ 6KCr

LOOKING AHEAD

The business scenario is fluid with the 2nd wave of the pandemic hitting the country resulting in multiple lockdowns. The first priority in this situation is the safety and well-being of our employees. This is also expected to have a temporary adverse impact on the demand and supply situation. Consequently, the first half of the year is expected to be relatively weak. Sequential improvement in overall performance is expected from the second quarter of FY22. Tata Motors has launched the Business Agility Plan to manage this fluid situation. In Commercial Vehicles, the focus remains on growing market share and protecting margins amidst this dynamic environment while in Passenger Vehicles, the company will continue to enhance the sales momentum by leveraging its portfolio and “Reimagining” the front end. In Electric Vehicle, Company will drive up penetration through portfolio expansion and accelerating charging infrastructure. Company is targeting to deliver over 2.5% EBIT with positive free cash flows.

Guenter Butschek, CEO and MD, Tata Motors, said,

“The auto industry was deeply impacted by COVID-19 in FY21 but witnessed a steady growth in vehicle demand as the nationwide lockdown eased and pent-up demand came to fore supported by a steady recovery of the economy. At Tata Motors, we scaled up capacity by prudently addressing several supply chain bottlenecks while maintaining the health, safety and wellbeing of our employees as well as the supporting ecosystem at the forefront. A clear shift towards personal mobility and the rich preference for our ‘New Forever’ range of cars and SUVs led to the PV business recording its highest ever annual sales in 8 years and growing its market share to 8.2%. The CV business consistently posted sequential quarter on quarter growth on back of improved consumer sentiments, buoyancy in e-business, firming freight rates and higher infrastructure demand including road construction and mining. We have successfully improved our operational and financial performance by reducing costs, generating free cash flows, and providing ‘best in class’ customer experience.

As I look forward, we will continue to remain vigilant about the evolving COVID situation and have set in motion a comprehensive ‘Business Agility Plan’ to protect and serve the interests of our customers, dealers and suppliers. We will review and plan for the critical raw materials to cater to a volatile demand outlook while working closely with our ecosystem partners to meet the same. We believe this approach best serves the interests of all stakeholders by utilising the cash invested in the entire ecosystem in the most optimal manner”.

Tata Motors Group Results-Q4 FY21	May 18, 2021

ADDITIONAL COMMENTARY ON FINANCIAL STATEMENTS

(CONSOLIDATED NUMBERS, IND AS)

FINANCE COSTS

Finance costs increased by ₹ 854Cr to ₹ 8,097Cr in FY21 due to higher gross borrowings.

JOINT VENTURES, ASSOCIATES AND OTHER INCOME

For the year, net loss from joint ventures and associates amounted to ₹ 379Cr compared with a loss of ₹ 1,000Cr in prior year. Other income (excluding grants) was ₹ 725Cr versus ₹ 990Cr in the prior year

FREE CASH FLOWS

Free cash flow (automotive) in the year, was positive ₹ 5.3 KCr (as compared to negative ₹ 12.7K Cr in FY 20).

Notes: Joint Operations refers to Fiat Automobiles Pvt Ltd and Tata Cummins Pvt Ltd

For further information contact

Corporate Communications, Tata Motors Limited

Phone: 00 91 22 6665 7289; www.tatamotors.com

News Release – 3	May 18, 2021

Independent Auditors Report (Consolidated)

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF TATA MOTORS LIMITED

Report on the audit of the Consolidated Annual Financial Results

Opinion

We have audited the accompanying consolidated annual financial results of Tata Motors Limited (hereinafter referred to as the “the Holding Company”) and its subsidiaries (the Holding Company (including its joint operations) and its subsidiaries together referred to as “the Group”), its associates and its joint ventures for the year ended 31 March 2021, attached herewith, being submitted by the Holding Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘Listing Regulations’).

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of reports of other auditors on separate audited financial statements /financial results/ financial information of the subsidiaries, associates and joint ventures, the aforesaid consolidated annual financial results:

a.	include the annual financial results of the entities mentioned in Annexure 1

b.	are presented in accordance with the requirements of Regulation 33 of the Listing Regulations in this regard; and

c.

give a true and fair view in conformity with the recognition and measurement principles laid down in the applicable Indian Accounting Standards, and other accounting principles generally accepted in India, of consolidated net loss and other comprehensive income and other financial information of the Group for the year ended 31 March 2021.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Annual Financial Results section of our report. We are independent of the Group, its associates and its joint ventures in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act, and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us along with the consideration of audit reports of the other auditors referred to in “Other Matters” paragraph below, is sufficient and appropriate to provide a basis for our opinion on the consolidated annual financial results.

INDEPENDENT AUDITORS’ REPORT – 31 March 2021 (continued)

TATA MOTORS LIMITED

Emphasis of Matter

a)

The re-appointment of the CEO and Managing Director for the period 15 February 2021 to 30 June 2021 and the remuneration for this period are subject to approval of the shareholders, which the Holding Company proposes to obtain in the forthcoming Annual General Meeting, in accordance with the provisions of the Companies Act, 2013. Accordingly, the managerial remuneration aggregating Rs. 2.22 crores paid to the CEO and Managing Director of the Holding Company for the period from 15 February 2021 to 31 March 2021, calculated on a proportionate basis, exceeds the prescribed limits under Section 197 read with Schedule V to the Companies Act, 2013, by Rs. 1.89 crores. This amount excludes Performance and Long Term Incentives which will be accrued post determination and approval by the Board of Directors of the Holding Company, and such amounts will also exceed the prescribed limits. Further, the Holding Company is also in the process of obtaining Central Government approval since the CEO and Managing Director is a non-resident. The remuneration payable to non-executive independent directors aggregating Rs 1.70 crores is subject to the approval of the shareholders, which the Holding Company proposes to obtain in the forthcoming Annual General Meeting, in accordance with the provisions of the Companies Act 2013.

b)

We draw your attention to Note 2 to these consolidated financial results, which describes the economic and social consequences/disruption the Group is facing as a result of COVID-19 which is impacting supply chains / consumer demand / financial markets / commodity prices / personnel available for work.

Our opinion is not modified in respect of these matters.

Management’s and Board of Directors’ Responsibilities for the Consolidated Annual Financial Results

These consolidated annual financial results have been prepared on the basis of the consolidated annual financial statements.

The Holding Company’s Management and the Board of Directors are responsible for the preparation and presentation of these consolidated annual financial results that give a true and fair view of the consolidated net profit / loss and other comprehensive income and other financial information of the Group including its associates and joint ventures in accordance with the recognition and measurement principles laid down in Indian Accounting Standards prescribed under Section 133 of the Act and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The respective Management and Board of Directors of the companies included in the Group and of its associates and joint ventures are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of each company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated annual financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated annual financial results by the Management and the Directors of the Holding Company, as aforesaid.

INDEPENDENT AUDITORS’ REPORT – 31 March 2021 (continued)

TATA MOTORS LIMITED

In preparing the consolidated annual financial results, the Management and the respective Board of Directors of the companies included in the Group and of its associates and joint ventures are responsible for assessing the ability of each company to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group and of its associates and joint ventures is responsible for overseeing the financial reporting process of each company.

Auditor’s Responsibilities for the Audit of the Consolidated Annual Financial Results

Our objectives are to obtain reasonable assurance about whether the consolidated annual financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated annual financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

◾

Identify and assess the risks of material misstatement of the consolidated annual financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

◾

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3) (i) of the Act, we are also responsible for expressing our opinion through a separate report on the complete set of financial statements on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

◾

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures in the consolidated financial results made by the Management and Board of Directors.

◾

Conclude on the appropriateness of the Management and Board of Directors use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the appropriateness of this assumption. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated annual financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and its associates and joint ventures to cease to continue as a going concern.

INDEPENDENT AUDITORS’ REPORT – 31 March 2021 (continued)

TATA MOTORS LIMITED

◾

Evaluate the overall presentation, structure and content of the consolidated annual financial results, including the disclosures, and whether the consolidated annual financial results represent the underlying transactions and events in a manner that achieves fair presentation.

◾

Obtain sufficient appropriate audit evidence regarding the financial results/financial information of the entities within the Group and its associates and joint ventures to express an opinion on the consolidated annual financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the consolidated financial results of which we are the independent auditors. For the other entities included in the consolidated annual financial results, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion. Our responsibilities in this regard are further described in the section titled “Other Matters” in this audit report.

We communicate with those charged with governance of the Holding Company and such other entities included in the consolidated annual financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

We also performed procedures in accordance with the circular No CIR/CFD/CMD1/44/2019 issued by the SEBI under Regulation 33(8) of the Listing Regulations, as amended, to the extent applicable.

Other Matters

(a)

The consolidated annual financial results include the audited financial results of one joint operation, whose financial statements/financial results/ financial information reflect total assets (before consolidation adjustments) of Rs. 8,039.78 crores as at 31 March 2021, total revenue (before consolidation adjustments) of Rs. 8,010.01 crores and net profit after tax (before consolidation adjustments) of Rs. 577.76 crores and net cash inflows (before consolidation adjustments) amounting to Rs. 720.67 crores for the year ended on that date, as considered in the consolidated annual financial results, which have been audited by their independent auditor. The independent auditors’ report on financial statements/ financial results/financial information of this joint operation has been furnished to us by the management and our opinion on the consolidated annual financial results, in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such auditor.

INDEPENDENT AUDITORS’ REPORT – 31 March 2021 (continued)

TATA MOTORS LIMITED

(b)

The consolidated annual financial results include the audited financial results of two subsidiaries and 77 step down subsidiaries whose financial statements/financial results/ financial information reflect total assets (before consolidation adjustments) of Rs. 2,43,064.09 crores as at 31 March 2021, total revenue (before consolidation adjustments) of Rs. 1,95,867.98 crores and total net loss after tax (before consolidation adjustments) (net) of Rs. 10,607.61 crores and net cash inflows (before consolidation adjustments) (net) of Rs. 10,415.88 crores for the year ended on that date, as considered in the consolidated annual financial results, which have been audited by their respective independent auditors. The consolidated annual financial results also include the Group’s share of net loss after tax (before consolidation adjustments) of Rs. 338.40 crores for the year ended 31 March 2021, as considered in the consolidated annual financial results, in respect of six associates and two joint ventures, whose financial statements/ financial information / financial results have been audited by their respective independent auditors. The independent auditors’ reports on financial statements/ financial results/financial information of these entities have been furnished to us by the management and our opinion on the consolidated annual financial results, in so far as it relates to the amounts and disclosures included in respect of these entities, is based solely on the report of such auditors and the procedures performed by us are as stated in paragraph above.

Of the two subsidiaries and 77 step down subsidiaries listed above, the financial statements / financial information / financial results of one subsidiary and seven step down subsidiaries which are located outside India have been prepared under the generally accepted accounting principles (‘GAAPs’) applicable in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company’s Management has converted the financial statements of such subsidiary and step-down subsidiaries located outside India from accounting principles generally accepted in their respective countries to Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Companies Act, 2013. We have audited these conversion adjustments made by the Holding Company’s Management. Our opinion in so far as it relates to such subsidiary and step down subsidiaries located outside India is based on the reports of other auditors under the aforementioned GAAPs in respective countries and the aforesaid conversion adjustments prepared by the Management of the Holding Company and audited by us.

(c)

The consolidated annual financial results include the unaudited financial results of five subsidiaries and five step down subsidiaries, whose financial statements/financial results/ financial information reflect total assets (before consolidation adjustments) of Rs. 459.19 crores as at 31 March 2021, total revenue (before consolidation adjustments) of Rs. 418.87 crores and total net loss after tax (before consolidation adjustments) (net) of Rs. 35.51 crores and net cash inflows (before consolidation adjustments) (net) of Rs. 40.58 crores for the year ended on that date, as considered in the consolidated annual financial results. The consolidated annual financial results also include the Group’s share of net loss after tax (before consolidation adjustments) (net) of Rs. 4.51 crores for the year ended 31 March 2021, as considered in the consolidated annual financial results, in respect of two associates and one joint venture. These unaudited financial statements/financial results/ financial information have been furnished to us by the Board of Directors and our opinion on the consolidated annual financial results, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, step down subsidiaries, associates and a joint venture is based solely on such annual financial statements/financial results/financial information. In our opinion and according to the information and explanations given to us by the Board of Directors, these financial statements/financial results / financial information are not material to the Group.

INDEPENDENT AUDITORS’ REPORT – 31 March 2021 (continued)

TATA MOTORS LIMITED

Our opinion on the consolidated annual financial results is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the financial results/financial information certified by the Board of Directors.

(d)

The consolidated annual financial results include the results for the quarter ended 31 March 2021 being the balancing figure between the audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the current financial year which were subject to limited review by us.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Shiraz Vastani
Place : Pune	Partner
Date : 18 May 2021	Membership No: 103334 UDIN – 21103334AAAAAV5064

INDEPENDENT AUDITORS’ REPORT – 31 March 2021 (continued)

TATA MOTORS LIMITED

Annexure 1: List of entities consolidated as at 31 March 2021

Sr. no	List of subsidiaries, associates, joint operations and joint ventures

(A) TATA MOTORS—DIRECT SUBSIDIARIES

1	TML Business Services Limited [name changed from Concorde Motors (India) Limited w.e.f March 31, 2020]

2	Tata Motors European Technical Centre PLC

3	Tata Motors Insurance Broking and Advisory Services Limited

4	TMF Holdings Limited

5	TML Holdings Pte. Limited

6	TML Distribution Company Limited

7	Tata Hispano Motors Carrocera S.A.

8	Tata Hispano Motors Carrocerries Maghreb SA

9	Trilix S.r.l.

10	Tata Precision Industries Pte. Limited

11	Tata Technologies Limited

12 13	Tata Marcopolo Motors Limited Brabo Robotics and Automation Limited (Incorporated with effect from 17 July 2019)

14	JT Special Vehicles Private Limited

(B) TATA MOTORS—INDIRECT SUBSIDIARIES

(i) Subsidiary of TML Business Services Limited

15	TML Business Analytical Services Limited

(ii) Subsidiaries of TML Holdings Pte. Ltd.

16	Tata Daewoo Commercial Vehicle Company Limited

17	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited

18	Tata Motors (Thailand) Limited

19	Tata Motors (SA) (Proprietary) Limited

20	PT Tata Motors Indonesia

21	PT Tata Motors Distribusi Indonesia

22	TMNL Motor Services Nigeria Limited

23	Jaguar Land Rover Automotive PLC

(iii) Subsidiaries of Jaguar Land Rover Automotive PLC

24	Jaguar Land Rover Holdings Limited

(iv) Subsidiaries of Jaguar Land Rover Holdings Limited

25	Jaguar Land Rover Limited

26	Jaguar Land Rover (China) Investment Co. Ltd

27	Limited Liability Company “Jaguar Land Rover” (Russia)

(v) Subsidiaries of Jaguar Land Rover (China) Investment Co. Ltd

28	Shanghai Jaguar Land Rover Automotive Services Company Limited

(vi) Subsidiaries of Jaguar Land Rover Limited

29	Jaguar Land Rover Austria GmbH

30	Jaguar Land Rover Japan Limited

31	JLR Nominee Company Limited

32	Jaguar Land Rover Deutschland GmbH

INDEPENDENT AUDITORS’ REPORT – 31 March 2021 (continued)

TATA MOTORS LIMITED

Sr. no	List of subsidiaries, associates, joint operations and ventures

(B) TATA MOTORS—INDIRECT SUBSIDIARIES (Contd.)

33	Jaguar Land Rover Classic Deutschland GmbH

34	Jaguar Land Rover North America LLC

35	Jaguar Land Rover Nederland BV

36	Jaguar Land Rover Portugal—Veículos e Peças, Lda.

37	Jaguar Land Rover Australia Pty Limited

38	Jaguar Land Rover Italia Spa

39	Jaguar Land Rover Korea Company Limited

40	Jaguar Land Rover Canada ULC

41	Jaguar Land Rover France, SAS

42	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA

43	Jaguar Land Rover (South Africa) Holdings Limited

44	Jaguar Land Rover India Limited

45	Jaguar Land Rover Espana SL

46	Jaguar Land Rover Belux NV

47	Jaguar Cars South Africa (Pty) Limited

48	Jaguar Cars Limited

49	Land Rover Exports Limited

50	Land Rover Ireland Limited

51	The Daimler Motor Company Limited

52	Daimler Transport Vehicles Limited

53	S.S. Cars Limited

54	The Lanchester Motor Company Limited

55	Jaguar Land Rover Pension Trustees Limited

56	Jaguar Land Rover Slovakia s.r.o

57	Jaguar Land Rover Singapore Pte. Ltd.

58	Jaguar Racing Limited

59	InMotion Ventures Limited

60	Jaguar Land Rover Colombia S.A.S

61	Jaguar Land Rover Ireland (Services) Limited

62	Jaguar Land Rover Mexico, SAPi de CV

63	Jaguar Land Rover Servicios Mexico, S.A. de C.V.

64	Jaguar Land Rover Taiwan Company LTD

65	Jaguar Land Rover Classic USA LLC (incorporated on 1 June 2018)

66	Jaguar Land Rover Hungary KFT

67	Jaguar Land Rover Ventures Limited (incorporated on 16 May 2019)

68	Spark44 (JV) Limited

69	Bowler Motors Limited ( Name changed from Jaguar Land Rover Auto Ventures Limited on 28 January 2020

70	Jaguar Land Rover (Ningbo) Trading Co. Limited (Incorporated w.e.f. November 4, 2019)

INDEPENDENT AUDITORS’ REPORT – 31 March 2021 (continued)

TATA MOTORS LIMITED

Sr. no	List of subsidiaries, associates, joint operations and ventures

(B) TATA MOTORS—INDIRECT SUBSIDIARIES (Contd.)

(vii) Subsidiaries of Spark44 (JV) Limited

71	Spark44 Pty. Ltd. (Sydney)

72	Spark44 GMBH (Frankfurt)

73	Spark44 LLC (LA & NYC)

74	Spark44 Shanghai Limited (Shanghai)

75	Spark44 Middle East DMCC (Dubai)

76	Spark44 Demand Creation Partners Limited (Mumbai)

77	Spark44 Limited (London & Birmingham)

78	Spark44 Pte Ltd (Singapore)

79	Spark44 Communication SL (Madrid)

80	Spark44 SRL (Rome)

81	Spark44 Seoul Limited (Seoul)

82	Spark44 Japan KK (Tokyo)

83	Spark44 Canada Inc (Toronto)

84	Spark44 Pty. Limited (South Africa)

85	Spark44 Taiwan Limited (Taiwan)

86	Spark44 Colombia S.A.S (Colombia)

(viii) Subsidiaries of Jaguar Land Rover (South Africa) Holdings Limited

87	Jaguar Land Rover (South Africa) (Pty) Limited

(ix) Subsidiaries of InMotion Ventures Limited

88	In-Car Ventures Limited (Formerly Lenny Insurance Limited name change on February 2, 2021)

89	InMotion Ventures 2 Limited

90	InMotion Ventures 3 Limited

(x) Subsidiaries of Tata Technologies Ltd.

91	Tata Technologies Pte. Limited

92	Tata Technologies (Thailand) Limited

93	Tata Technologies Inc.

94	Tata Manufacturing Technologies (Shanghai) Co. Limited

95	INCAT International Plc.

96	Tata Technologies Europe Limited

97	Tata Technologies Nordics AB (formerly known as Escenda Engineering AB)

98	Tata Technologies de Mexico, S.A. de C.V.

99	Cambric Limited

100	Incat Gmbh

101	Tata Technologies SRL Romania

(xi) Subsidiaries of TMF Holdings Ltd. (Formerly Tata Motors Finance Limited)

102	Tata Motors Finance Solutions Limited

103	Tata Motors Finance Limited (Name changed from Sheba Properties Limited w.e.f 30 June 2017)

INDEPENDENT AUDITORS’ REPORT – 31 March 2021 (continued)

TATA MOTORS LIMITED

Sr. no	List of subsidiaries, associates, joint operations and ventures

(C) TATA MOTORS – ASSOCIATES

104	Jaguar Cars Finance Limited

105	Synaptiv Limited

106	Cloud Car Inc

107	Drive Club Service Pte Ltd

108	Automobile Corporation of Goa Limited

109	Nita Company Limited

110	Tata Hitachi Construction Machinery Company Private Limited

111	Tata Precision Industries (India) Limited

112 113	Tata AutoComp Systems Limited Loginomic Tech Solutions Private Limited

(D) TATA MOTORS – JOINT OPERATIONS

114	Tata Cummins Private Limited

115	Fiat India Automobiles Private Limited

(E) TATA MOTORS – JOINT VENTURES

116	Chery Jaguar Land Rover Automotive Company Limited

117	JT Special Vehicles Private Limited

118	Tata HAL Technologies Limited

News Release – 4	May 18, 2021

Consolidated Financial Results

TATA MOTORS LIMITED

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2021

		Quarter ended				Year ended
		March 31,		December 31,	March 31,	March 31,
		2021		2020	2020	2021	2020
Particulars		Audited [refer note 13]		Unaudited	Audited [refer note 13]	Audited
	Revenue from operations
I	(a) Revenue		87,772.31	74,878.98	61,949.39	246,972.17	258,594.36
	(b) Other Operating Revenues		855.59	774.81	543.57	2,822.58	2,473.61
	Total Revenue from Operations (a)+(b)		88,627.90	75,653.79	62,492.96	249,794.75	261,067.97
II	Other income (includes Government incentives)		691.44	712.00	564.47	2,643.19	2,973.15
III	Total Income (I + II)		89,319.34	76,365.79	63,057.43	252,437.94	264,041.12
IV	Expenses
	(a) Cost of materials consumed
	(i) Cost of materials consumed		52,201.81	45,242.11	38,464.14	141,392.43	152,968.74
	(ii) Basis adjustment on hedge accounted derivatives		(0.57)	11.24	248.18	(35.16)	(297.27)
	(b) Purchase of products for sale		3,812.97	3,626.46	2,946.54	12,250.09	12,228.35
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		979.02	(970.09)	(849.22)	4,684.16	2,231.19
	(d) Employee benefits expense (refer note 8)		7,982.99	7,562.24	7,698.73	27,648.48	30,438.60
	(e) Finance costs		2,144.83	2,125.93	1,952.81	8,097.17	7,243.33
	(f) Foreign exchange (gain)/loss (net)		(628.93)	(623.09)	1,682.42	(1,732.15)	1,738.74
	(g) Depreciation and amortisation expense		6,217.12	6,128.75	5,814.86	23,546.71	21,425.43
	(h) Product development/engineering expenses		1,872.21	1,248.32	1,286.46	5,226.63	4,188.49
	(i) Other expenses		12,601.40	10,691.32	14,899.41	40,921.97	57,087.46
	(j) Amount transferred to capital and other account		(3,566.73)	(3,267.42)	(4,574.60)	(12,849.13)	(17,503.40)
	Totalexpenses (IV)		83,616.12	71,775.77	69,569.73	249,151.20	271,749.66
V	Profit/(loss) before exceptional items and tax (III - IV)		5,703.22	4,590.02	(6,512.30)	3,286.74	(7,708.54)
VI	Exceptional Items
	(a) Defined benefit pension plan amendment past service cost (refer note 11)		—	84.81	—	84.81	—
	(b) Employee separation cost		116.66	340.63	231.92	459.90	436.14
	(c) Charge associated with change in JLR Strategy (refer note 4)		14,994.30	—	—	14,994.30	—
	(d) Write off/provision (reversal) for tangible/intangible assets (including under development) (refer note 7)		114.00	—	10.07	114.00	(73.04)
	(e) Impairment losses/(Reversal) in Passenger Vehicle Business (refer note 5)		(1,182.41)	—	1,418.64	(1,182.41)	1,418.64
	(f) Provision/(Reversal) for onerous contracts and related supplier claims (refer note 6)		(663.00)	—	777.00	(663.00)	777.00
	(g) Reversal for cost of closure of operation of a subsidiary		(33.06)	(2.81)	(4.16)	(46.58)	(65.62)
	(h) Impairment in subsidiaries		—	—	353.20	—	353.20
	(i) Provision for loans given to a Joint venture		—	—	13.98	—	25.12
VII	Profit/(loss) before tax (V - VI)		(7,643.27)	4,167.39	(9,312.95)	(10,474.28)	(10,579.98)
VIII	Tax expense/(credit) (net)
	(a) Current tax		158.47	675.45	628.01	1,710.18	1,893.05
	(b) Deferred tax		(290.89)	269.73	(269.71)	831.68	(1,497.80)
	Total tax expense/(credit) (net)		(132.42)	945.18	358.30	2,541.86	395.25
IX	Profit/(Loss) for the period/year from continuing operations (VII - VIII)		(7,510.85)	3,222.21	(9,671.25)	(13,016.14)	(10,975.23)
X	Share of profit/(loss) of joint ventures and associates (net)		(74.49)	(280.73)	(192.50)	(378.96)	(1,000.00)
XI	Profit/(Loss) for the period/year (IX + X)		(7,585.34)	2,941.48	(9,863.75)	(13,395.10)	(11,975.23)
	Attributableto:
	(a) Shareholders of the Company		(7,605.40)	2,906.45	(9,894.25)	(13,451.39)	(12,070.85)
	(b) Non-controlling interests		20.06	35.03	30.50	56.29	95.62
XII	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit or loss		4,170.98	(2,084.73)	10,041.73	(6,866.99)	8,667.82
	(ii) Income tax(expense)/credit relating to items that will not be reclassified to profit or loss		(774.82)	433.50	(1,612.12)	1,369.11	(1,375.55)
	(B) (i) Items that will be reclassified to profit or loss		(437.87)	5,819.99	(2,846.21)	9,517.24	4,622.77
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		147.63	(621.01)	614.71	(1,100.02)	(410.57)
	Total other comprehensive income/(loss)		3,105.92	3,547.75	6,198.11	2,919.34	11,504.47
XIII	Total comprehensive income/(loss) for the period/year (net of tax) (XI + XII)		(4,479.42)	6,489.23	(3,665.64)	(10,475.76)	(470.76)
	Attributable to:
	(a) Shareholders of the Company		(4,502.62)	6,438.70	(3,702.74)	(10,551.20)	(578.88)
	(b) Non-controlling interests		23.20	50.53	37.10	75.44	108.12
XIV	Paid-up equity share capital (face value of ₹2 each)		765.81	719.54	719.54	765.81	719.54
XV	Reserves excluding revaluation reserves					54,480.91	62,358.99
XVI	Earnings per share (EPS)
	A. Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	(20.24)	8.07	(27.50)	(36.99)	(34.88)
	(b) Diluted EPS	₹	(20.24)	8.04	(27.50)	(36.99)	(34.88)
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	(20.24)	8.17	(27.50)	(36.99)	(34.88)
	(b) Diluted EPS	₹	(20.24)	8.14	(27.50)	(36.99)	(34.88)
			Not annualised

Statement of Consolidated Assets and Liabilities

(₹ in crores)

		As at March 31,
		2021	2020
		Audited
I.	ASSETS
	(1) Non-current assets
	(a) Property, plant and equipment	79,640.05	77,882.83
	(b) Capital work-in-progress	8,377.14	8,599.56
	(c) Right of use assets	6,490.66	6,275.34
	(d) Goodwill	803.72	777.06
	(e) Other intangible assets	51,773.18	42,171.91
	(f) Intangible assets under development	12,586.79	27,022.73
	(g) Investment in equity accounted investees	4,200.79	4,418.89
	(h) Financial assets:
	(i) Other investments	1,368.30	1,028.05
	(ii) Finance receivables	16,846.82	16,833.77
	(iii) Loans and advances	1,204.59	782.78
	(iv) Other financial assets	5,813.98	4,749.57
	(i) Deferred tax assets (net)	4,520.35	5,457.90
	(j) Non-current tax assets (net)	1,003.30	1,152.05
	(k) Other non-current assets	1,608.49	5,381.57

		196,238.16	202,534.01

	(2) Current assets
	(a) Inventories	36,088.59	37,456.88
	(b) Financial assets:
	(i) Other investments	19,051.19	10,861.54
	(ii) Trade receivables	12,679.08	11,172.69
	(iii) Cash and cash equivalents	31,700.01	18,467.80
	(iv) Bank balances other than (iii) above	15,092.45	15,259.17
	(v) Finance receivables	17,868.09	14,245.30
	(vi) Loans and advances	1,749.40	935.25
	(vii) Other financial assets	5,274.32	4,586.48
	(c) Current tax assets (net)	865.31	142.80
	(d) Assets classified as held-for-sale	220.80	194.43
	(e) Other current assets	6,298.40	6,264.91

		146,887.64	119,587.25

	TOTAL ASSETS	343,125.80	322,121.26

II.	EQUITYAND LIABILITIES
	(1) Equity
	(a) Equity Share capital	765.81	719.54
	(b) Other Equity	54,480.91	62,358.99

	Equity attributable to owners of Tata Motors Ltd	55,246.72	63,078.53
	Non-controlling interests	1,573.49	813.56

		56,820.21	63,892.09

	Liabilities
	(2) Non-current liabilities
	(a) Financial liabilities:
	(i) Borrowings	93,112.77	83,315.62
	(ii) Lease liabilities	5,412.06	5,162.94
	(iii) Other financial liabilities	2,556.35	3,858.48
	(b) Provisions	13,606.76	14,736.69
	(c) Deferred tax liabilities (net)	1,555.89	1,941.87
	(d) Other non-current liabilities	12,312.58	8,759.52

		128,556.41	117,775.12

	(3) Current liabilities
	(a) Financial liabilities:
	(i) Borrowings	21,662.79	16,362.53
	(ii) Lease liabilities	814.00	814.18
	(iii) Trade payables
	(a) Total outstanding dues of micro and small enterprises	186.21	109.75
	(b) Total outstanding dues of creditors other than micro and small enterprises	67,993.63	63,517.13
	(iv) Acceptances	7,860.31	2,771.33
	(v) Other financial liabilities	34,854.59	36,544.00
	(b) Provisions	12,848.03	10,329.04
	(c) Current tax liabilities (net)	1,086.44	1,040.14
	(d) Other current liabilities	10,443.18	8,965.95

		157,749.18	140,454.05

	TOTAL EQUITY & LIABILITIES	343,125.80	322,121.26

Statement of Consolidated Cash Flows

(₹ in crores)

	Year ended March 31,
	2021	2020
	Audited
Cash flows from operating activities:
Profit/(Loss) for the year	(13,395.10)	(11,975.23)
Adjustments for:
Depreciation and amortisation expense	23,546.71	21,425.43
Allowances for finance receivables	957.93	660.21
Allowances for trade and other receivables	50.01	137.03
Inventory write-down	129.19	351.14
Reversal for costs of closure of operations of a subsidiary company	(51.99)	(65.62)
Write off/provision (reversal) for tangible/intangible assets (including under development)	114.00	—
Charge associated with change in JLR Strategy	14,994.30	—
Impairment in subsidiaries	—	353.20
Impairment losses/(Reversal) in Passenger Vehicle Business	(1,182.41)	1,418.64
Provision/(Reversal) for onerous contracts and related supplier claims	(663.00)	777.00
Defined benefit pension plan amendment past service cost	84.81	—
Employee separation cost	430.76	409.78
Accrual for share-based payments	9.04	4.70
(Gain) /loss on Marked-to-market investments measured at fair value through profit or loss	(19.91)	389.05
(Profit) /loss on sale of assets (including assets scrapped/written off) (net)	265.59	316.19
Profit on sale of investments (net)	(177.26)	(187.34)
Provision for loan given to a Joint ventures	—	25.12
Share of (profit)/loss of joint ventures and associates (net)	378.96	1,000.00
Tax expense (net)	2,541.86	395.25
Finance costs	8,097.17	7,243.33
Interest income	(492.53)	(1,170.12)
Dividend income	(18.37)	(21.13)
Foreign exchange (gain)/loss (net)	(4,402.12)	1,865.85

Cash flows from operating activities before changes in following assets and liabilities	31,197.64	23,352.48
Finance receivables	(4,386.94)	2,020.77
Trade receivables	(1,118.35)	7,928.93
Loans and advances and other financial assets	(1,308.92)	64.53
Other current and non-current assets	3,853.53	(2,830.89)
Inventories	3,814.50	2,325.50
Trade payables and acceptances	5,748.15	(8,084.81)
Other current and non-current liabilities	2,217.87	(6,450.14)
Other financial liabilities	(1,168.39)	272.74
Provisions	(7,744.02)	9,818.77

Cash generated from operations	31,105.07	28,417.88
Income tax paid (net)	(2,104.56)	(1,784.94)

Net cash from operating activities	29,000.51	26,632.94

Cash flows from investing activities:
Payments for property, plant and equipment	(11,775.65)	(14,319.17)
Payments for other intangible assets	(8,429.75)	(15,382.86)
Proceeds from sale of property, plant and equipment	350.58	171.48
Investments in mutual fund (purchased)/sold (net)	(7,432.85)	(1,339.29)
Acquisition of subsidiary company	—	(27.04)
Investment in equity accounted investees	(9.90)	(606.40)
Investments - others	(97.30)	(99.41)
Proceeds from loans given to others	—	3.42
Loans given to joint venture	—	(1.70)
Proceeds from sale of investments in other companies	225.82	21.45
Interest received	427.51	1,104.48
Dividend received	18.37	21.14
Dividend received from equity accounted investees	1.51	622.44
Deposits with financial institution	(1,000.00)	(1,000.00)
Deposits/restricted deposits with banks	(38,243.27)	(40,676.65)
Realisation of deposits/restricted deposits with banks	39,088.68	36,602.33
Realisation of deposit with financial institution	750.00	750.00
(Increase) / decrease in short term Inter-corporate deposits	—	(14.44)

Net cash used in investing activities	(26,126.25)	(34,170.22)

Cash flows from financing activities:
Proceeds from issue of shares and warrants (net of issue expenses)	2,602.51	3,888.77
Proceeds from long-term borrowings	29,642.36	28,741.21
Repayment of long-term borrowings	(18,629.61)	(16,993.77)
Proceeds from option settlement of long term borrowings	35.01	190.90
Repayment of matured fixed deposits	(0.48)	(6.75)
Proceeds from short-term borrowings	20,807.15	10,707.30
Repayment of short-term borrowings	(11,078.93)	(12,852.93)
Net change in other short-term borrowings (with maturity up to three months)	(4,544.27)	(1,587.12)
Repayment of lease liability ( including interest)	(1,477.28)	(1,345.61)
Dividend paid to non-controlling interest shareholders of subsidiaries (including dividend distribution tax)	(28.75)	(53.32)
Proceeds from issuance /(payment) for acquisition of shares from non-controlling	0.24	(22.15)
Dividend paid	(1.56)	(3.52)
Proceeds from issuance of perpetual debt instrument classified as equity by a subsidiary (net)	700.75	245.00
Interest paid [including discounting charges paid ₹900.04 crores (March 31, 2020 ₹968.85 crores)]	(8,122.94)	(7,518.40)

Net cash from financing activities	9,904.20	3,389.61

Net increase/(decrease) in cash and cash equivalents	12,778.46	(4,147.67)
Cash and cash equivalents as at April 1, (opening balance)	18,467.80	21,559.80
Effect of foreign exchange on cash and cash equivalents	453.75	1,055.67

Cash and cash equivalents as at March 31, (closing balance)	31,700.01	18,467.80

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit/deferred credit	5,367.84	6,626.78

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The operating results for Vehicle Financing has been adjusted only for finance cost for the borrowings sourced by this segment.

Operating segments consist of :

a)	Automotive: The Automotive segment consists of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing.

b)	Others: Others consist of IT services and machine tools and factory automation solutions.

This segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

(₹ in crores)

	Particulars	Quarter ended			Year ended
		March 31,	December 31,	March 31,	March 31,	March 31,
		2021	2020		2021	2020
		Audited [refer note 13]	Unaudited	Audited [refer note 13]	Audited	Audited
A.	Segment Revenue :
	Revenue from operations
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	14,333.81	10,388.19	7,939.16	33,104.14	36,329.44
	(b) Passenger Vehicle	6,475.18	4,933.02	2,495.85	16,606.24	10,481.74
	(c) Corporate/Unallocable	147.29	68.99	24.64	282.76	215.53
	- Vehicle Financing	1,229.47	1,219.66	1,035.93	4,490.45	4,295.49
	- Jaguar and Land Rover	66,074.61	58,606.10	50,561.29	193,822.71	208,040.02
	Less: Intra segment eliminations	(59.43)	(17.68)	(7.93)	(125.28)	(70.59)

	-Total	88,200.93	75,198.28	62,048.94	248,181.02	259,291.63
II.	Others	718.99	712.71	758.75	2,612.46	3,047.07

	Total Segment Revenue	88,919.92	75,910.99	62,807.69	250,793.48	262,338.70
	Less: Inter segment revenue	(292.02)	(257.20)	(314.73)	(998.73)	(1,270.73)

	Revenue from Operations	88,627.90	75,653.79	62,492.96	249,794.75	261,067.97

B.	Segment results before other income (excluding Government Incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax:
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	801.88	367.86	(571.48)	(305.44)	(368.22)
	(b) Passenger Vehicle	(177.83)	(291.39)	(989.64)	(1,564.16)	(2,867.58)
	(c) Corporate/Unallocable	(4.46)	6.96	(117.26)	(74.89)	(255.86)
	- Vehicle Financing (net off finance costs pertaining to borrowings sourced by the segment)	29.32	(7.57)	110.88	(57.45)	(224.60)
	- Jaguar and Land Rover	5,595.38	5,013.57	(2,251.15)	7,691.03	594.05

	-Total	6,244.29	5,089.43	(3,818.65)	5,689.09	(3,122.21)
II.	Others	117.99	96.12	111.82	319.47	382.32

	Total Segment results	6,362.28	5,185.55	(3,706.83)	6,008.56	(2,739.89)
	Less: Inter segment eliminations	6.30	31.43	4.65	66.70	(55.43)

	Net Segment results	6,368.58	5,216.98	(3,702.18)	6,075.26	(2,795.32)
	Add/(Less) : Other income (excluding Govt. Incentives)	141.73	165.84	96.34	725.05	989.54
	Add/(Less) : Finance costs (excluding pertaining to borrowings sourced by the vehicle finance segment)	(1,436.02)	(1,415.89)	(1,224.04)	(5,245.72)	(4,164.02)
	Add/(Less) : Foreign exchange gain/(loss) (net)	628.93	623.09	(1,682.42)	1,732.15	(1,738.74)
	Add/(Less) : Exceptional items
	- Tata and other brands vehicles
	(a) Commercial Vehicle	(9.31)	(52.45)	(149.20)	(53.66)	(10.41)
	(b) Passenger Vehicle	1,682.22	(8.51)	(2,558.91)	1,673.71	(2,576.04)
	(c) Corporate/Unallocable	(19.69)	(5.27)	(4.69)	(24.96)	(15.91)
	- Vehicle Financing	—	—	(9.30)	—	(9.30)
	- Jaguar and Land Rover	(14,994.30)	(356.40)	(78.55)	(15,350.70)	(259.78)
	- Others	(5.41)	—	—	(5.41)	—

	Total Profit/(loss) before tax	(7,643.27)	4,167.39	(9,312.95)	(10,474.28)	(10,579.98)

		As at December 31,	As at March 31,	As at March 31,
		2020	2021	2020
C.	Segment Assets	Unaudited	Audited	Audited
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	27,340.54	27,086.92	26,016.50
	(b) Passenger Vehicle	15,183.69	16,296.91	16,150.81
	(c) Corporate/Unallocable	2,008.97	2,086.18	3,614.16
	- Tata and other brands vehicles - Assets held for sale	206.06	220.80	194.43
	- Vehicle Financing	37,800.27	39,565.55	33,587.64
	- Jaguar and Land Rover	188,228.77	179,341.50	187,333.67

	-Total	270,768.30	264,597.86	266,897.21
II.	(a) Others	2,481.03	2,477.58	2,440.21

	Total Segment Assets	273,249.33	267,075.44	269,337.42
	Less: Inter segment eliminations	(1,289.74)	(1,269.89)	(1,394.69)

	Net Segment Assets	271,959.59	265,805.55	267,942.73
	Investment in equity accounted investees
	Tata and other brands vehicles - Corporate/Unallocable	433.01	427.14	468.96
	- Jaguar and Land Rover	3,275.23	3,182.53	3,384.36
	- Others	573.86	591.12	565.57
	Add : Unallocable assets	65,110.16	73,119.46	49,759.64

	Total Assets	341,351.85	343,125.80	322,121.26

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	15,866.16	18,038.77	13,101.11
	(b) Passenger Vehicle	6,029.41	6,035.88	4,962.39
	(c) Corporate/Unallocable	1,091.75	1,106.16	1,456.84
	- Vehicle Financing	679.16	837.32	528.49
	- Jaguar and Land Rover	109,884.39	114,420.20	107,123.37

	-Total	133,550.87	140,438.33	127,172.20
II.	(a) Others	826.31	1,508.46	787.93

	Total Segment Liabilities	134,377.18	141,946.79	127,960.13
	Less: Inter segment eliminations	(286.59)	(271.47)	(330.98)

	Net Segment Liabilities	134,090.59	141,675.32	127,629.15
	Add : Unallocable liabilities	149,018.19	144,630.27	130,600.02

	Total Liabilities	283,108.78	286,305.59	258,229.17

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on May 18, 2021.

2)

Covid-19 pandemic has rapidly spread throughout the world, including India. Governments in India and across the world have taken significant measures to curb the spread of the virus including imposing mandatory lockdowns and restrictions in activities. Consequently, Company’s manufacturing plants and offices had to be closed down / operate under restrictions for a considerable period of time during the year and post year end. Lockdowns / restrictions have impacted the Company operationally including on commodity prices, supply chain matters (including semiconductor supplies), consumer demand and recoveries of loans under its vehicle financing business.More recently, the next wave of the pandemic has impacted India and the Company is monitoring the situation closely taking into account the increasing level of infections in India and across the world and directives from the various Governments. Management believes that it has taken into account all the possible impacts of known events arising from COVID-19 pandemic in the preparation of the financial results including but not limited to its assessment of Company’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development, allowances for losses for finance receivables and the net realisable values of other assets. However, given the effect of these lockdowns and restrictions on the overall economic activity and in particular on the automotive industry, the impact assessment of COVID-19 on the abovementioned financial statement captions is subject to significant estimation uncertainties due to its nature and duration and, accordingly, the actual impacts in future may be different from those estimated as at the date of approval of these financial results. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial results.

3)

During the year ended March 31, 2020, the Company had allotted 20,16,23,407 Ordinary Shares at a price of ₹ 150 per Ordinary Share aggregating to ₹ 3,024.35 crores and 23,13,33,871 Convertible Warrants (‘Warrants’), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of ₹ 150 per Warrant (‘Warrant Price’), aggregating to ₹ 3,470.00 crores on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and the balance 75% of the Warrant Price was payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s), by June 2021. The Company has fully utilized the amount of ₹ 3,891.85 crores towards repayment of debt, and other general corporate purposes of the Company and its subsidiaries.

During the quarter and year ended March 31, 2021, on exercise of options by Tata Sons Pvt Ltd and on receipt of balance subscription money of ₹ 2,602.51 crores, the Company has fully converted 23,13,33,871 convertible warrants into Ordinary Shares, that were issued during year ended March 31, 2020. The Company has not utilised any of this amount as at March 31, 2021.

4)	During the year ended March 31, 2021, exceptional charge of ₹ 14,994.30 crores was recognised under the Jaguar Land Rover’s Reimagine strategy comprising following:

a) Asset write-downs of £951.83 million (₹ 9,606.11 crores) in relation to models cancelled.

b) Restructuring costs of £533.88 million (₹ 5,388.19 crores) includes costs of £526.36 million (₹ 5,312.29 crores) accruals to settle legal obligations on work performed to date and provisions for redundancies and other third party obligations and defined benefit past service cost of £7.52 million (₹ 75.90 crores).

5)

As at March 31, 2020, the Company assessed the recoverable value of Passenger vehicle business of Tata Motors Limited, which represent a single cash-generating unit (CGU), due to refresh of its strategy in response to change in market conditions on account of various factors (economic environment, demand forecasts etc.) including COVID 19 pandemic. The recoverable value determined by Fair Value less Cost of Disposal (‘FVLCD’) was lower than the carrying value of the CGU and this resulted in an impairment charge of ₹ 1,418.64 crores for the year ended March 31, 2020.

As at March 31, 2021, the Company identified certain triggers for reversal of the previously recorded impairment based on both external and internal indicators. Accordingly, the Company reassessed its estimates and determined the recoverable value for this CGU considering the significant improvement in absolute and relative performance and outlook of the business when compared with the assumed performance at the time when the impairment loss was recorded. Based on this reassessment, the Company has reversed the initially recognised impairment for this CGU.

6)

During the year ended March 31, 2020, a provision had been recognized for certain supplier contracts ranging from 5 to 10 years, which had become onerous, as the Company estimated that it will procure lower quantities than committed and the costs will exceed the future economic benefit.

As at March 31, 2021, the Company has reassessed the onerous provision created and based on the revised volume outlook a reversal of provision aggregating ₹ 777.00 crores has been accounted. During the year the Company has also made provision for estimated supplier claims of ₹ 114.00 crores, which are under negotations with supplier.

7)

Exceptional amount of ₹ 114 crores and ₹ (73.03) crores during the year ended March 31, 2021 and 2020, is related to write off/(reversal) of provision for impairment (net) of certain property, plant and equipment, capital work-in-progress and intangibles under development.

8)	Employee benefits expense for the year ended March 31, 2021 is net of Government grants received by certain subsidiary companies amounting to ₹ 1,833.01 crores (£188.89 million).

9)

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stakeholders which are under active consideration by the Ministry. The Company will assess the impact and its evaluation once the subject rules are notified and will give appropriate impact in its financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

10)

The Company had been presenting, gains and losses on effective cash flow hedges of inventory in the Statement of Other Comprehensive Income as “will not be reclassified to profit or loss”. With wider industry practice emerging, clearer guidance now being available and with the present economic situation due to COVID-19, the Company has changed the presentation of these effective cash flow hedges of inventory presentation as “will be reclassified to profit or loss”, and accordingly reclassified the comparative amounts for the previous year. The change in presentation is within the statement of other comprehensive income and does not affect Profit / (loss) for the period and earnings per share.

11)

Jaguar Land Rover had recognised a past service cost due to the requirement to equalise male and female members’ benefits for the inequalities within guaranteed minimum pension (‘GMP’) earned in the year ended March 31, 2019. This assessment has been updated during the year ended March 31, 2021 based on new information and accordingly, a charge of ₹ 84.81 crores (£9.00 million) has been recognised as an exceptional item.

12)

Subsequent to March 31, 2021, Jaguar Land Rover agreed a revolving credit facility of ₹ 13,200.29 crores ( £1,310.00 million) which will become available when the existing facility expires in July 2022. The new facility will be available in full until March 2024.

13)

Figures for the quarters ended March 31, 2021 and 2020, represent the difference between the audited figures in respect of full financial years and the published figures for the nine months ended December 31, 2020 and 2019, respectively which were subject to limited review.

14)	The Statutory Auditors have carried out an audit of the consolidated financial results for the year ended March 31, 2021 and have issued an unmodified opinion on the same.

Tata Motors Limited

Guenter Butschek

Austria, May 18, 2021	CEO & Managing Director

News Release – 5	May 18, 2021

Independent Auditors Report (Standalone)

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF TATA MOTORS LIMITED

Report on the audit of the Standalone Annual Financial Results

Opinion

We have audited the accompanying standalone annual financial results of Tata Motors Limited (hereinafter referred to as the ‘‘Company”) which includes two joint operations consolidated on a proportionate basis for the year ended 31 March 2021, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘Listing Regulations’).

In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of report of other auditor on separate financial statements of one joint operation as was audited by the other auditor, the aforesaid standalone annual financial results:

a.	are presented in accordance with the requirements of Regulation 33 and Regulation 52 read with Regulation 63(2) of the Listing Regulations in this regard; and

b.

give a true and fair view in conformity with the recognition and measurement principles laid down in the applicable Indian Accounting Standards, and other accounting principles generally accepted in India, of the net loss and other comprehensive income and other financial information for the year ended 31 March 2021.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Standalone Annual Financial Results section of our report. We are independent of the Company, in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act, and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us along with the consideration of audit report of the other auditor referred to in sub paragraph (a) of the “Other Matters” paragraph below, is sufficient and appropriate to provide a basis for our opinion on the standalone annual financial results.

Emphasis of Matter

a)

The re-appointment of the CEO and Managing Director for the period 15 February 2021 to 30 June 2021 and the remuneration for this period are subject to approval of the shareholders, which the Company proposes to obtain in the forthcoming Annual General Meeting, in accordance with the provisions of the Companies Act, 2013. Accordingly, the managerial remuneration aggregating Rs. 2.22 crores paid to the CEO and Managing Director of the Company for the period from 15 February 2021 to 31 March 2021, calculated on a proportionate basis, exceeds the prescribed limits under Section 197 read with Schedule V to the Companies Act, 2013, by Rs. 1.89 crores.

Tata Motors Limited

Independent Auditors’ Report – 31 March 2021 (continued)

This amount excludes Performance and Long Term Incentives, which will be accrued post determination and approval by the Board of Directors of the Company, and such amounts will also exceed the prescribed limits. Further, the Company is also in the process of obtaining Central Government approval since the CEO and Managing Director is a non-resident. The remuneration payable to non-executive independent directors aggregating Rs. 1.70 crores is subject to approval of the shareholders, which the Company proposes to obtain in the forthcoming Annual General Meeting, in accordance with the provisions of the Companies Act, 2013.

b)

We draw your attention to Note 10 to these financial results, which describes the economic and social consequences/disruption the Company is facing as a result of COVID-19 which is impacting supply chains / consumer demand / financial markets /commodity prices / personnel available for work.

Our opinion is not modified in respect of the above matters.

Management’s and Board of Directors’ Responsibilities for the Standalone Annual Financial Results

These standalone annual financial results have been prepared on the basis of the standalone annual financial statements.

The Company’s Management and the Board of Directors are responsible for the preparation and presentation of these standalone annual financial results that give a true and fair view of the net profit/ loss and other comprehensive income and other financial information of the Company including its joint operations, in accordance with the recognition and measurement principles laid down in Indian Accounting Standards prescribed under Section 133 of the Act and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52 read with Regulation 63(2) of the Listing Regulations. The respective Board of Directors of the Company and its joint operations are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the respective company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone annual financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone annual financial results, the respective Management and the Board of Directors of the Company and its joint operations are responsible for assessing the ability of respective company to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the Company and its joint operations is responsible for overseeing the financial reporting process of the respective company.

Auditor’s Responsibilities for the Audit of the Standalone Annual Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone annual financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone annual financial results.

Tata Motors Limited

Independent Auditors’ Report – 31 March 2021 (continued)

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

◾

Identify and assess the risks of material misstatement of the standalone annual financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

◾

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3) (i) of the Act, we are also responsible for expressing our opinion through a separate report on the complete set of financial statements on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

◾

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures in the standalone financial results made by the Management and Board of Directors.

◾

Conclude on the appropriateness of the Management and Board of Directors use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the appropriateness of this assumption. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the standalone annual financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

◾

Evaluate the overall presentation, structure and content of the standalone annual financial results, including the disclosures, and whether the standalone annual financial results represent the underlying transactions and events in a manner that achieves fair presentation.

◾

Obtain sufficient appropriate audit evidence regarding the financial results/financial information of the joint operations of the company to express an opinion on the standalone annual financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such joint operation included in the standalone annual financial results of which we are the independent auditors. For the other joint operation included in the standalone annual financial results, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion. Our responsibilities in this regard are further described in para (a) of the section titled “Other Matters” in this audit report.

We communicate with those charged with governance of the Company and such other joint operation included in standalone financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Other Matters

a)

The standalone annual financial results include the audited financial results of one joint operation, whose financial statements/financial results/ financial information reflect total assets (before consolidation adjustments) of Rs. 8,039.78 crores as at 31 March 2021, total revenue (before consolidation adjustments) of Rs. 8,010.01 crores and net profit after tax (before consolidation adjustments) of Rs. 577.76 crores and net cash inflows (before consolidation adjustments) amounting to Rs. 720.67 crores for the year ended on that date, as considered in the standalone annual financial results, which have been audited by their independent auditor. The independent auditors’ report on financial statements/ financial results/financial information of this joint operation has been furnished to us by the management and our opinion on the standalone annual financial results, in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such auditor. Our opinion on the standalone annual financial results is not modified in respect of the above matter with respect to our reliance on the work done and the report of the other auditor.

b)

The standalone annual financial results include the results for the quarter ended 31 March 2021 being the balancing figure between the audited figures in respect of the full financial year and the published audited year to date figures up to the third quarter of the current financial year.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Shiraz Vastani
Partner
Place: Pune	Membership Number: 103334
Date: 18 May 2021	UDIN – 21103334AAAAAU9094

News Release – 6	May 18, 2021

Standalone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2021

	Particulars	Quarter ended				Year ended
		March 31,		December 31,	March 31,	March 31,	March 31,
		2021		2020	2020	2021	2020
I.	Revenue from operations	Audited
	(a) Revenue		19,826.57	14,507.50	9,653.80	46,559.39	43,485.76
	(b) Other operating revenue (refer note 5)		219.33	123.10	79.07	472.08	442.41
	Total Revenue from operations (a)+(b)		20,045.90	14,630.60	9,732.87	47,031.47	43,928.17
II.	Other Income (includes Government incentives) (refer note 2)		260.00	206.65	268.92	842.96	1,383.05
III.	Total Income (I+II)		20,305.90	14,837.25	10,001.79	47,874.43	45,311.22
IV.	Expenses
	(a) Cost of materials consumed		12,914.62	9,814.79	5,542.12	30,010.61	26,171.85
	(b) Purchases of products for sale		2,059.95	1,656.30	1,443.36	5,490.67	5,679.98
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		387.78	(591.50)	473.60	(69.02)	722.68
	(d) Employee benefits expense		1,081.76	1,105.89	1,149.61	4,212.99	4,384.31
	(e) Finance costs		514.85	656.22	557.05	2,358.54	1,973.00
	(f) Foreign exchange (gain)/loss (net)		21.23	(5.28)	220.11	1.67	239.00
	(g) Depreciation and amortisation expense		964.16	947.64	984.13	3,681.61	3,375.29
	(h) Product development/engineering expenses		356.17	237.03	297.37	907.64	830.24
	(i) Other expenses		2,118.54	1,738.42	1,850.33	5,801.90	7,720.75
	(j) Amount transferred to capital and other accounts		(257.82)	(180.02)	(300.83)	(817.53)	(1,169.46)
	Total expenses (IV)		20,161.24	15,379.49	12,216.85	51,579.08	49,927.64
V.	Profit/(loss) before exceptional items and tax (III-IV)		144.66	(542.24)	(2,215.06)	(3,704.65)	(4,616.42)
VI.	Exceptional Items
	(a) Employee separation cost		144.79	68.57	0.86	215.97	2.69
	(b) Write off/provision (reversal) for tangible/intangible assets (including under development)		114.00	—	10.08	114.00	(73.03)
	(c) Provision/(reversal) for loan given to/investment and cost of closure in subsidiary companies/joint venture (net)		41.00	(10.27)	364.19	123.36	385.62
	(d) Impairment losses/(reversal) in passenger vehicle business (refer note 7)		(1,182.41)	—	1,418.64	(1,182.41)	1,418.64
	(e) Provision/(reversal) for Onerous Contracts and related supplier claims (refer note 8)		(663.00)	—	777.00	(663.00)	777.00
VII.	Profit/(loss) before tax (V-VI)		1,690.28	(600.54)	(4,785.83)	(2,312.57)	(7,127.34)
VIII.	Tax expense (net)
	(a) Current tax		34.25	19.53	12.01	82.31	33.05
	(b) Deferred tax		10.34	17.97	73.21	0.56	129.24
	Total tax expense (net)		44.59	37.50	85.22	82.87	162.29
IX.	Profit/(loss) for the period/year from continuing operations (VII-VIII)		1,645.69	(638.04)	(4,871.05)	(2,395.44)	(7,289.63)
X.	Other comprehensive income/(loss):
	(A) (i) Items that will not be reclassified to profit and loss		125.49	175.00	(205.65)	342.22	(221.04)
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit and loss		(8.38)	0.64	29.28	(8.60)	33.71
	(B) (i) Items that will be reclassified to profit and loss		27.58	38.12	(208.42)	168.12	(294.19)
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit and loss		(9.64)	(13.31)	72.83	(58.75)	102.80
	Total other comprehensive income/(loss)		135.05	200.45	(311.96)	442.99	(378.72)
XI.	Total comprehensive income/(loss) for the period/year (IX+X)		1,780.74	(437.59)	(5,183.01)	(1,952.45)	(7,668.35)
XII.	Paid-up equity share capital (face value of ₹2 each)		765.81	719.54	719.54	765.81	719.54
XIII.	Reserves excluding revaluation reserve					18,290.16	17,668.11
XIV.	Earnings/(loss) per share (EPS)
	(a) Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	4.37	(1.77)	(13.54)	(6.59)	(21.06)
	(ii) Diluted EPS	₹	4.37	(1.77)	(13.54)	(6.59)	(21.06)
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	4.47	(1.77)	(13.54)	(6.59)	(21.06)
	(ii) Diluted EPS	₹	4.47	(1.77)	(13.54)	(6.59)	(21.06)
			Not annualised

Statement of Standalone Assets and Liabilities

(₹ in crores)

		As at March 31,
		2021	2020
		Audited
I.	ASSETS
	(1) Non-current assets
	(a) Property, plant and equipment	19,153.47	18,870.67
	(b) Capital work-in-progress	1,400.82	1,755.51
	(c) Right of use assets	768.59	669.58
	(d) Goodwill	99.09	99.09
	(e) Other intangible assets	6,401.95	5,568.64
	(f) Intangible assets under development	1,605.64	2,739.29
	(g) Investments in subsidiaries, joint ventures and associates	15,147.26	15,182.29
	(h) Financial assets
	(i) Investments	967.65	548.57
	(ii) Loans and advances	126.05	138.46
	(iii) Other financial assets	1,631.83	1,512.96
	(i) Non-current tax assets (net)	715.31	727.97
	(j) Other non-current assets	1,187.41	1,208.08

		49,205.07	49,021.11

	(2) Current assets
	(a) Inventories	4,551.71	3,831.92
	(b) Financial assets
	(i) Investments	1,578.26	885.31
	(ii) Trade receivables	2,087.51	1,978.06
	(iii) Cash and cash equivalents	2,365.54	2,145.30
	(iv) Bank balances other than (iii) above	1,953.40	1,386.89
	(v) Loans and advances	185.42	232.14
	(vi) Other financial assets	1,745.06	1,546.56
	(c) Assets classified as held for sale	220.80	191.07
	(d) Other current assets	1,166.89	1,371.51

		15,854.59	13,568.76

	TOTAL ASSETS	65,059.66	62,589.87

II.	EQUITY AND LIABILITIES
	Equity
	(a) Equity share capital	765.81	719.54
	(b) Other equity	18,290.16	17,668.11

		19,055.97	18,387.65

	Liabilities
	(1) Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	16,326.77	14,776.51
	(ii) Lease liabilities	593.74	522.24
	(iii) Other financial liabilities	659.64	854.74
	(b) Provisions	1,371.94	1,769.74
	(c) Deferred tax liabilities (net)	266.50	198.59
	(d) Other non-current liabilities	533.55	269.58

		19,752.14	18,391.40

	(2) Current liabilities
	(a) Financial liabilities
	(i) Borrowings	2,542.50	6,121.36
	(ii) Lease liabilities	96.47	83.30
	(iii) Trade payables
	(a) Total outstanding dues of micro and small enterprises	167.23	101.56
	(b) Total outstanding dues of creditors other than micro and small enterprises	7,947.78	8,000.69
	(iv) Acceptances	7,873.12	2,741.69
	(v) Other financial liabilities	4,255.57	5,976.35
	(b) Provisions	1,043.54	1,406.75
	(c) Current tax liabilities (net)	37.84	31.49
	(d) Other current liabilities	2,287.50	1,347.63

		26,251.55	25,810.82

	TOTAL EQUITY AND LIABILITIES	65,059.66	62,589.87

Statement of Standalone Cash Flows

		(₹ in crores)
		Year ended
		March 31,	March 31,
		2021	2020
		Audited
I	Cash flows from operating activities:
	Profit/(loss) for the year	(2,395.44)	(7,289.63)
	Adjustments for:
	Depreciation and amortisation expense	3,681.61	3,375.29
	Allowances for trade and other receivables	102.69	65.35
	Inventory write down (net)	45.58	84.50
	Provision/(reversal) for loan given to/investment and cost of closure in subsidiary companies/joint venture (net)	123.36	385.62
	Employee separation cost	188.20	—
	Impairment losses/(reversal) in passenger vehicle business	(1,182.41)	1,418.64
	Provision/(reversal) for Onerous Contracts and related supplier claims	(663.00)	777.00
	Share-based payments	9.04	4.70
	Marked-to-market loss/(gain) on investments measured at Fair value through profit and loss	(5.20)	0.43
	Write off/provision (reversal) for tangible/intangible assets (including under development)	114.00	(73.03)
	(Profit)/Loss on sale of assets (net) (including assets scrapped/written off)	(126.09)	168.04
	Profit on sale of investments at FVTPL (net)	(72.80)	(70.16)
	Tax expense (net)	82.87	162.29
	Finance costs	2,358.54	1,973.00
	Interest income	(196.24)	(483.72)
	Dividend income	(20.45)	(241.22)
	Foreign exchange (gain)/loss (net)	(83.44)	182.32

		4,356.26	7,729.05

	Cash flows from operating activities before changes in following assets and liabilities	1,960.82	439.42
	Trade receivables	(141.51)	1,168.02
	Loans and advances and other financial assets	(175.97)	53.29
	Other current and non-current assets	34.11	22.78
	Inventories	(765.37)	730.01
	Trade payables and acceptances	4,964.54	(2,688.95)
	Other current and non-current liabilities	1,075.59	(1,165.05)
	Other financial liabilities	31.69	201.38
	Provisions	(240.33)	(122.95)

	Cash generated from/(used in) operations	6,743.57	(1,362.05)
	Income taxes paid (net)	(63.25)	(92.54)

	Net cash from/(used in) operating activities	6,680.32	(1,454.59)

II	Cash flows from investing activities:
	Payments for property, plant and equipments	(1,162.95)	(2,748.60)
	Payments for other intangible assets	(693.35)	(1,919.98)
	Proceeds from sale of property, plant and equipments	178.36	155.16
	Investments in Mutual Fund (purchased)/sold (net)	(614.95)	358.87
	Investments in subsidiary companies	—	(467.00)
	Sale of business to subsidiary company	10.30	25.82
	Purchase of unquoted investment- others	(57.60)	—
	Purchase of stake in joint venture	(0.02)	—
	Loan given to subsidiary companies/payment for costs of closure in subsidiary companies	(56.59)	(7.79)
	Sale of quoted investment- others	4.36	—
	Increase in short term inter corporate deposit (net)	(30.00)	(10.07)
	Deposits/restricted deposits with financial institution	(1,000.00)	(1,000.00)
	Realisation of deposits with financial institution	750.00	750.00
	Deposits/restricted deposits with banks	(3,342.52)	(3,419.37)
	Realisation of deposits/restricted deposits with banks	2,849.64	2,851.53
	Interest received	153.55	471.35
	Dividend received	20.45	241.22

	Net cash used in investing activities	(2,991.32)	(4,718.86)

III	Cash flows from financing activities
	Proceeds from issue of shares/conversion of warrants (net of issue expenses)	2,602.51	3,888.79
	Proceeds from long-term borrowings (net of issue expenses)	4,667.65	4,781.55
	Repayment of long-term borrowings	(4,562.91)	(1,124.93)
	Proceeds from Option settlement of long term borrowings	35.01	190.90
	Repayment of matured fixed deposits	(0.48)	(6.75)
	Proceeds from short-term borrowings	4,068.21	9,178.61
	Repayment of short-term borrowings	(5,874.81)	(8,003.51)
	Net change in other short-term borrowings (with maturity up to three months)	(1,785.86)	1,311.36
	Repayment of lease liabilities (including interest)	(192.32)	(193.63)
	Dividend paid	(1.56)	(3.52)
	Interest paid [including discounting charges paid, ₹438.43 crores (March 31, 2020 ₹371.57 crores)]	(2,427.35)	(2,269.66)

	Net cash from/(used in) financing activities	(3,471.91)	7,749.21

	Net increase in cash and cash equivalents	217.09	1,575.76
	Cash and cash equivalents as at April 1, (opening balance)	2,145.30	487.40
	Effect of foreign exchange on cash and cash equivalents	3.15	82.14

	Cash and cash equivalents as at March 31, (closing balance)	2,365.54	2,145.30

	Non-cash transactions:
	Liability towards property, plant and equipment and other intangible assets purchased on credit/deferred credit	410.15	403.02

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles, as well as sale of related parts and accessories. The Company’s products mainly include commercial vehicles and passenger vehicles. Accordingly, the Company has Commercial Vehicles and Passenger Vehicles as two reportable segments. The segment information is provided to and reviewed by Chief Operating Decision Maker (CODM)

(₹ in crores)

	Particulars	Quarter ended			Year ended
		March 31,	December 31,	March 31,	March 31,
		2021	2020		2021	2020
A.	Segment Revenue :
	Revenue from operations
I.	Commercial Vehicles	13,338.58	9,568.15	7,015.65	29,899.07	32,932.89
II.	Passenger Vehicles	6,565.46	4,994.83	2,692.56	16,856.43	10,772.47
III.	Corporate/Unallocable	141.86	67.62	24.66	275.97	222.81

	Total Segment Revenue	20,045.90	14,630.60	9,732.87	47,031.47	43,928.17
	Less: Inter segment revenue	—	—	—	—	—

	Revenue from operations	20,045.90	14,630.60	9,732.87	47,031.47	43,928.17

B.	Segment results before other income (excluding government incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax :
I.	Commercial Vehicles	805.63	349.70	(426.11)	18.38	(207.60)
II.	Passenger Vehicles	(188.28)	(313.97)	(1,012.53)	(1,568.28)	(2,727.57)
III.	Corporate/Unallocable	(20.79)	4.20	(117.35)	(89.23)	(263.92)

	Total Segment results	596.56	39.93	(1,555.99)	(1,639.13)	(3,199.09)
	Less: Inter segment eliminations	—	—	—	—	—

	Net Segment results	596.56	39.93	(1,555.99)	(1,639.13)	(3,199.09)
	Add/(Less) : Other income (excluding incentives)	84.18	68.77	118.09	294.69	794.67
	Add/(Less) : Finance costs	(514.85)	(656.22)	(557.05)	(2,358.54)	(1,973.00)
	Add/(Less) : Foreign exchange gain/(loss) (net)	(21.23)	5.28	(220.11)	(1.67)	(239.00)
	Add/(Less) : Exceptional items
	-Commercial Vehicles	(101.49)	(55.11)	(26.98)	(159.21)	71.52
	-Passenger Vehicles	1,707.67	(8.04)	(2,205.72)	1,699.63	(2,222.85)
	-Corporate/Unallocable	(60.56)	4.85	(338.07)	(148.34)	(359.59)

	Total Profit/(Loss) before tax	1,690.28	(600.54)	(4,785.83)	(2,312.57)	(7,127.34)

			As at December 31,		As at March 31,
			2020		2021	2020
C.	Segment Assets
I.	Commercial Vehicles		22,585.96		22,478.62	21,845.57
II.	Passenger Vehicles		15,555.42		16,669.73	16,774.98
III.	Corporate/Unallocable		22,941.12		25,690.51	23,778.25

	-Total		61,082.50		64,838.86	62,398.80
IV.	Assets classified as held for sale		206.06		220.80	191.07

	Total Assets		61,288.56		65,059.66	62,589.87

D.	Segment Liabilities
I.	Commercial Vehicles		14,018.15		16,296.11	11,237.44
II.	Passenger Vehicles		5,765.13		5,725.94	5,204.60
III.	Corporate/Unallocable		26,835.19		23,981.64	27,760.18

	Total Liabilities		46,618.47		46,003.69	44,202.22

Notes:

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on May 18, 2021.

2)	Other income includes:

				(₹ in crores)
Particulars	Quarter ended			Year ended
	March 31,	December 31,	March 31,	March 31,
	2021	2020	2020	2021	2020
Dividend from subsidiaries	—	—	11.72	1.30	205.47

3)

The above results include the Company’s proportionate share of income and expenditure in its two Joint Operations, namely Tata Cummins Private Limited and Fiat India Automobiles Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two Joint Operations:

						(₹ in crores)
Particulars		Quarter ended			Year ended
		March 31,	December 31,	March 31,	March 31,
		2021	2020	2020	2021	2020
1	Revenue from operations	19,932.18	14,629.28	9,553.49	46,536.61	42,963.03
2	Profit/(loss) before tax	1,519.44	(713.22)	(4,798.76)	(2,752.35)	(7,313.57)
3	Profit/(loss) after tax	1,534.91	(700.49)	(4,905.78)	(2,687.07)	(7,453.98)

4)

During the year ended March 31, 2020, the Company has allotted 20,16,23,407 Ordinary Shares at a price of ₹ 150 per Ordinary Share aggregating to ₹ 3,024.35 crores and 23,13,33,871 Convertible Warrants (‘Warrants’), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of ₹ 150 per Warrant (‘Warrant Price’), aggregating to ₹ 3,470.00 crores on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and the balance 75% of the Warrant Price was payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s) by June 2021.The Company has fully utilised the amount of ₹ 3,891.85 crores towards repayment of debt, and other general corporate purposes of the Company and its subsidiaries.

During the quarter and year ended March 31, 2021, on exercise of options by Tata Sons Pvt Ltd and on receipt of the balance subscription money of ₹ 2,602.51 crores, the Company has fully converted 23,13,33,871 convertible warrants into Ordinary Shares, that were issued during the year ended March 31, 2020. The Company has not utilised any of this amount as at March 31, 2021.

5)	Other operating revenue includes:

				(₹ in crores)
Particulars	Quarter ended			Year ended
	March 31,	December 31,	March 31,	March 31,
	2021	2020	2020	2021	2020
Profit on sale of properties	90.26	49.11	—	143.44	91.44

6)

The Board of Directors has, at its meeting held on July 31, 2020 , approved (subject to the requisite regulatory and other approvals) a Scheme of Arrangement between Tata Motors Limited and TML Business Analytics Services Limited (Transferee Company) for:

(a)

Transfer of the PV Undertaking of the Company as a going concern, on a slump sale basis as defined under Section 2(42C) of the Income-tax Act, 1961, to the Transferee Company for a lump sum consideration of ₹ 9,417.00 crores through issuance of equity shares; and

(b)

Reduction of its share capital without extinguishing or reducing its liability on any of its shares by writing down a portion of its securities premium account to the extent of ₹ 11,173.59 crores, with a corresponding adjustment to the accumulated losses of the Company.

The Scheme of Arrangement has been filed with National Company Law Tribunal for approval.

7)

As at March 31, 2020, the Company assessed the recoverable value of Passenger vehicle business of Tata Motors Limited on standalone basis, which represent a single cash-generating unit (CGU), due to refresh of its strategy in response to change in market conditions on account of various factors (economic environment, demand forecasts etc.) including COVID 19 pandemic. The recoverable value determined by Fair Value less Cost of Disposal (‘FVLCD’) was lower than the carrying value of the CGU and this resulted in an impairment charge of ₹ 1,418.64 crores for the year ended March 31, 2020.

As at March 31, 2021, the Company identified certain triggers for reversal of the previously recorded impairment based on both external and internal indicators. Accordingly, the Company reassessed its estimated and determined the recoverable value for this CGU considering the significant improvement in the absolute and relative performance and outlook of the business when compared with the assumed performance at the time when the impairment loss was recorded. Based on this reassessment, the Company has reversed the initially recognised impairment for this CGU.

8)

During the year ended March 31, 2020, a provision had been recognized for certain supplier contracts ranging from 5 to 10 years, which had become onerous, as the Company estimated that it will procure lower quantities than committed and the costs will exceed the future economic benefit.

During the quarter and year ended March 31, 2021, the Company has reassessed the onerous provision created and based on the revised volume outlook a reversal of provision aggregating ₹ 777.00 crores has been accounted. During the year the Company has also made provision for estimated supplier claims of ₹ 114.00 crores, which are under negotiations with supplier.

9)

(a) Pursuant to Non-Convertible Debentures of Tata Motors Limited being listed, below are the details of Tata Motors Limited on a standalone basis excluding interest in Joint Operations pursuant to Regulation 52(4) of the listing regulations:

Particulars		Year ended March 31,
		2021		2020
Debt service coverage ratio (no. of times) [refer note (a)]			(0.22)	(2.79)
Interest service coverage ratio (no. of times) [refer note (b)]			(0.99)	(5.25)
Debt Equity ratio [refer note (c)]			1.17	1.43
Net Worth [refer note (d)]	(₹ in crores)		17,997.78	17,627.57
Capital Redemption Reserve	(₹ in crores)		2.28	2.28
Debenture Redemption Reserve	(₹ in crores)		904.44	1,038.84
Earnings per share (EPS)
A. Ordinary shares (face value of ₹2 each)
(a) Basic EPS		₹	(7.39)	(21.54)
(b) Diluted EPS		₹	(7.39)	(21.54)
B. ‘A’ Ordinary shares (face value of ₹2 each)
(a) Basic EPS		₹	(7.39)	(21.54)
(b) Diluted EPS		₹	(7.39)	(21.54)

Formulae for calculation of ratios are as follows:

(a)	Debt service coverage ratio = (Profit/(loss) from ordinary activities before tax + Interest on Long term Loans)/(Interest on Long term Loans + Repayment of Long term Loans during the period)

(b)

Interest service coverage ratio = (Profit/(loss) from ordinary activities before tax + Interest on Long term Loans)/Interest on Long term Loans. For the purpose of calculation in (a) and (b) above, loans having original maturity of more than 360 days are considered as Long term Loans.

(c)	Debt Equity Ratio = Total Debt/Equity

(d)	Net Worth = Equity share capital + Other equity

(b)	Annual disclosure for reporting of fund raising of issuance of Debt Securities by Large Corporate :		(₹ in crores)
			Year ended
	Sr No	Particulars	March 31, 2021
	(i)	Incremental borrowing done (a)	4,500.00
	(ii)	Mandatory borrowing to be done through issuance of debt securities (b) = (25% of a)	1,125.00
	(iii)	Actual borrowings done through debt securities (c)	1,000.00
	(iv)	Shortfall in the mandatory borrowing through debt securities, if any (d) = (b) - (c)	125.00
	(v)	Reasons for short fall, if any, in mandatory borrowings through debt securities	COVID 19- shallow market

10)

Covid-19 pandemic has rapidly spread throughout the world, including India. Governments in India and across the world have taken significant measures to curb the spread of the virus including imposing mandatory lockdowns and restrictions in activities. Consequently, Company’s manufacturing plants and offices had to be closed down/operate under restrictions for a considerable period of time during the year. Lockdowns/restrictions have impacted the Company operationally including on commodity prices, supply chain matters (including semiconductor supplies) and consumer demand. More recently, the next wave of the pandemic has impacted India and the Company is monitoring the situation closely taking into account the increasing level of infections in India and across the world and directives from the various Governments. Management believes that it has taken into account all the possible impacts of known events arising from COVID-19 pandemic in the preparation of the financial results including but not limited to its assessment of Company’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development and the net realisable values of other assets. However, given the effect of these lockdowns and restrictions on the overall economic activity and in particular on the automotive industry, the impact assessment of COVID-19 on the abovementioned financial statement captions is subject to significant estimation uncertainties due to its nature and duration and, accordingly, the actual impacts in future may be different from those estimated as at the date of approval of these financial results. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial results.

11)

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stakeholders which are under active consideration by the Ministry. The Company will assess the impact and its evaluation once the subject rules are notified and will give appropriate impact in its financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

12)

The figures for the quarter ended March 31, 2021 and 2020 represent the difference between the audited figures in respect of full financial years and the published figures for the nine months ended December 31, 2020 and December 31, 2019, respectively.

13)	The Statutory Auditors have carried out an audit of the above results for the year ended March 31, 2021 and have issued an unmodified opinion on the same.

Tata Motors Limited

Guenter Butschek
Austria, May 18, 2021	CEO and Managing Director

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com

Tel: +91 22-66657613 www.tatamotors.com

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.